Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross funds professorship
in mining health and safety at Queen’s University

Toronto, Ontario, March 9, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) today announced that the Kinross Professorship in Mining and Sustainability at Queen’s University, which was originally established in 2007, has been extended for five years and will be re-named the Kinross Professorship in Mining Health and Safety.

The focus of the professorship will include, among other aspects: the delivery of courses on mining health and safety at an undergraduate and graduate level; development and delivery of short courses on mining health and safety for industrial practitioners; and development of educational materials in identified areas of focus within mining health and safety.

“Health and safety is a foundation of responsible mining and is central to a successful mining culture. We believe this professorship will help to reinforce the critical importance of safety with a new generation of mining graduates, and will provide a valuable safety resource for the industry,” said James Crossland, Executive Vice-President of External Relations and Corporate Responsibility at Kinross Gold.

To support the professorship Kinross will contribute $625,000 to Queen’s University over a five year period, commencing May 1st 2012.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com